82-1601



For release April 20th, 2006

SUPPL



06012843

PRIVATE PLACEMENT CLOSED

(Vancouver, BC – April 20, 2006) - **USA Video Interactive Corp.** (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF; **http://www.usvo.com**), is pleased to announce that it has closed the private placement announced in its News Releases dated January 27th, 2006 amended February 27th, 2006. The Company has issued 4,500,000 common shares at an issue price of $0.06 US ($0.07 Cdn.) per share and 4,500,000 warrants authorizing the holders to purchase one common share each at a price of $0.087 US ($0.10 Cdn.) per share exercisable on or before March 31st, 2008. Edwin Molina, the President and Chief Executive Officer of the company, participated in the private placement, purchasing 475,000 units. As a result of this private placement, Edwin Molina will hold 4.62% of the Company's common shares, assuming that warrants attached to this financing are exercised. No other related parties participated in the private placement. The 4,500,000 common shares issued as part of the units and any shares issued upon exercise of the warrants are subject to a 12-month hold period, which ends on April 18th, 2007. The completion of this private placement will not result in a change of control of the Company. No fee, commission or other compensation was paid in connection with this private placement. The private placement proceeds will be utilized for the continued marketing of **USA Video's** Video-on-Demand™ technology, marketing of **USA Video's** patent pending Digital Rights Management (DRM) technology, patent enforcement including the pursuit of licensing agreements and for general working capital.

About USVO:

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel digital watermarking technology and its StreamHQ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

On behalf of the Board of Directors
of **USA Video Interactive Corp.**

"Anton J. Drescher",
Corporate Secretary

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact (860) 434 – 5535, Extension 125; contact@usvo.com

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